

The Tokyo Star Bank, Limited

1-6-16 Akasaka, Minato-ku,

Tokyo 107-8480 Japan

Office of International Corporate Finance
Securities and Exchange Commission
450 fifth Street, N.W.
Washington, D.C. 20549


06017578

October 6, 2006.

SUPPL

Re: The Tokyo Star Bank, Limited (the "Bank") File No. 82-35006 -Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Please find enclosed the Bank's information furnished pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, subsequent to the filing exemption established with the **SEC File No. 82-35006** as of August 18, 2006.
Summary of the enclosure is provided in the Exhibit-A hereto.

If you have any questions regarding the information and documents furnished, please contact the undersigned at 011-81-3-3224-7281 or Fax 011-81-3-3586-5137 The Tokyo Star Bank, Limited 6-16 Akasaka 1-chome, Minato-ku, Tokyo 107-8384 JAPAN.

Sincerely yours,

Christopher K. Taniguchi, CTP

// Enclosures

No.	Release Date	Document Name	When and by Whome required to be made public, filed or distributed
1	05/25/2006	TSE Corporate Governance Report	Required to be made public by TSE as soon as practicable
2	09/16/2006	Annoucement denying media reports of the Bank's decision to swich from free ATM to paid service	Required by TSE to be made public immediately

Last Updated: May 26, 2006

The Tokyo Star Bank, Limited

Todd Budge, CEO & President

For Inquires: Christopher Taniguchi, Team Leader, Corporate Governance Team

TSE Code: 8384

www.tokyostarbank.co.jp

The current state of corporate governance in The Tokyo Star Bank, Limited (the "Bank") is as follows.

I. Fundamental Policy of Corporate Governance and Capital Structure, Corporate Attributes and other Basic Information

1. Fundamental Policy

1.   The Bank, while carefully considering its public nature, regards the securing of revenue and the enhancement of corporate value as the highest priority business objectives.   In addition, the Bank considers one of the key managerial tasks as the complex coordination of the interests of a large variety of stakeholders of the Bank (shareholders/investors, bank officers and employees, vendors and creditors of the Bank, and the local community, etc.).   In order to achieve these tasks properly and impartially in the tough business environment, the Bank's Management deems it extremely important to correctly understand the contents and the importance of corporate governance (framework that controls corporate activities, mainly regulating the relationship between the Bank's shareholders and the management) and to adequately incorporate such framework into the operation of the Bank and to facilitate proper functioning of such framework.

2.   The Bank recognizes that certain values: (I) appropriately protecting the rights and interests of the Bank's shareholders, (II) securing the transparency of corporate activities by timely and appropriate disclosure of information, and (III) fulfillment of the expected roles of the Board of Directors, such as the supervision of performance of duties, etc., are important to cause the corporate governance to function appropriately at the Bank.

3.   With respect to the first value, "(I) appropriately protecting the rights and interests of the Bank's shareholders" mentioned above, the Bank deems it extremely important to maintain and develop a smooth relationship on a long-term basis with the shareholders

who have supplied funds to the Bank. To enable this, the Bank will address the following items appropriately

(i)   improved conditions to facilitate shareholder participation at shareholders' meetings, and enabling them to properly exercise their voting rights;

(ii)   realization of two-way communication between the Bank and the shareholders at the shareholders' meetings;

(iii)   proper implementation of return of profits to the shareholders;

(iv)   establishment of a system to prohibit those with relationships to the Bank, such as officers and employees from engaging in transactions that are adverse to the interests of the Bank and its shareholders by taking advantage of their positions, and sufficient disclosure of relevant information when transactions which could be adverse to the interests of the Bank and its shareholders have been made; and

(v)   prohibition of special favors, etc. to specific shareholders

4.   With respect to the second value, "(II) securing the transparency of corporate activities by timely and appropriate disclosure of information" mentioned above, the Bank believes that the uninterrupted supply of resources to be provided for the Bank operations by various interested parties, other than the shareholders by establishing a smooth relationship and a cooperative relationship with a proper degree of tension with such parties will allow for the long-term profit of the Bank. The Bank also considers that the timely and appropriate disclosure of information regarding the Bank's business conditions, etc. is an indispensable measure to facilitate meaningful evaluation of the Bank's business conditions by such interested parties and to increase the level of trust established between the Bank and such interested parties. To enable this, the Bank will address the following items appropriately

(i)   development of a corporate culture and structure which will respect the positions of the interested parties;

(ii)   disclosure and development of a system to provide important information in a timely and appropriate manner;

(iii)   in addition to quantitative disclosure of information, such as financial condition, and operating results, disclosure of qualitative information which enables shareholders to appropriately evaluate the Bank's current business condition more precisely;

(iv)   ensuring opportunities for equal and easy accessibility to information by shareholders; and

(v)   development of a system to ensure appropriate and prompt disclosure of information

5. With respect to the third value, "(III) fulfillment of the expected roles of the Board of Directors, such as the supervision of performance of duties etc." mentioned above, the Bank, which has adopted the Committee Company-based System, has regarded the roles of the Board of Directors as extremely important in its corporate governance.

At its inauguration, the Bank introduced the executive officers system and built a structure for deciding and implementing its business operations that stresses speed and efficiency. In June 2003, the Bank was transformed into a "Committee-based Company etc.", designed to further enhance its corporate governance structure. Under the corporate system which has board of corporate auditors, "Basic Policy Decision Function," "Auditing Function" and "Business Operations Decision Function" were performed exclusively by the Board of Directors. However, within the new framework of the "Committee-based Company, etc.", responsibility for the "Business Operations Decisions" is transferred to the Executive Officers while "Basic Policy Decisions" and "Auditing" continue to be performed by the Board of Directors. This transfer of functions facilitates the Bank's ability to ensure prompt decision-making and establishing a management structure which is highly transparent. (In the new Corporation Law, which came in effect on May 1, 2006, the term for "Committee-based Company, etc." was changed to "Committee-based Company." This section uses the new term, with a few exceptions.)

The Bank, under the "Committee-based Company" structure, will address the following items appropriately.

(1) Supervision by way of appropriate use of three Committees

Under the "Committee-based Company" structure, the Board of Directors will be composed of three Committees: the Nominating Committee, a majority of whose committee members shall be the Outside Directors (to determine the agenda for appointment and dismissal of Directors, to be submitted in shareholders' meetings), the Audit Committee (to audit the performance of the Directors' and the Executive Officers' duties, and to determine the agenda for appointment, dismissal, and denial of reappointment of accounts auditors, to be submitted in shareholders' meetings) and the Compensation Committee (to determine compensation for each Director and Executive Officer). Each Committee will supervise the Directors and Executive Officers by fulfilling its responsibilities. The Audit Committee is expected to play an especially important role in corporate governance. The Bank's Audit Committee, which is

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exclusively composed of Outside Directors, audits the performance of Directors' and Executive Officers' duties, through reports from the Executive Officers regarding important matters, cooperation with the Bank's Internal Audit Team, and participation in major meetings by the Outside Directors who are committee members of the Audit Committee, or the Secretary General of the Audit Committee, etc. The Bank's Audit Committee has made efforts to secure transparency in the performance of duties of the Bank.

(2)   Establishment of Structure to Ensure Proper Business Operations

Corporation Law requires the Committee-based Company to establish a structure for ensuring proper business operations. The Bank has deliberately responded to such requirements by establishing necessary rules, regulations, and policies through the Board of Directors.

The Bank will endeavor to enhance the conditions of the internal control structure (the so-called Internal Control System) including compliance with appropriate laws by Bank officers and employees, risk management, and financial reporting. In such endeavor, the Bank will hold a review of actual conditions from time to time and refer to the management control (i.e. governance) for a financial institution which is defined in "Comprehensive Guidelines for Supervision of Small- and Medium- Sized and Regional Financial Institutions (FSA Guideline II-1-2) " established by the FSA.

(3)   Adoption of Basic Policy on Code of Conduct

The Bank established the Basic Policy on Code of Conduct upon resolution of the Board of Directors. This Policy, which specifies three ideas upon which the Bank's officers and employees should conduct themselves, aims to promote the realization of "Integrity" which is the Bank's standard of value.

[Three Concepts]

(i)   We will accomplish our duties in pursuit of the achievement of "Integrity" set out in our Standard of Value.

(ii)   We will seek solutions with high aims as financial professionals.

(iii)   We will work to attain the trust of society and create a first class working environment.

6.   The Bank has set up a basic policy necessary for ensuring proper business operations of the Bank's group companies including the Bank, by establishment of the "Basic Policy on Proper Business Operations of The Tokyo Star Bank Group Companies" upon resolution of the Board of Directors, to develop and improve internal control of the group companies of the Bank which engage in banking business, and to contribute to proper implementation of such internal control. Further, the Bank has established the

regulations for management of the Bank's subsidiaries upon resolution of the Executive Officers' Meeting, under which regulations the Bank has explicitly indicated its subsidiary-management issues, to facilitate proper management of its subsidiaries.   As stated above, the Bank has taken fully into account the proper corporate governance for the Bank's group companies.

2.   Capital Structure

The percentage of shares held by foreign investors	30% or more

[Current Information of Major Shareholders]

Name	Ownership(share)	Percentage (%)
LSF-TS Holdings SCA	238,366	34.05
LSF Tokyo Star Holdings SCA	238,364	34.05
The Master Trust Bank of Japan, Ltd. (Trust Account)	16,094	2.29
TSB Manager, LLC	13,881	1.98
Japan Trustee Services Bank, Ltd. (Trust Account)	11,605	1.65
Morgan Stanley & Company Inc.	7,321	1.04
Robert M. Berardy	5,015	0.71
The Chase Manhattan Bank NA, London SL Omnibus Account	4,804	0.68
Japan Securities Finance Co., Ltd.	4,501	0.64
Mitsubishi UFJ Trust and Banking Corporation (Trust Account)	4,262	0.60

3.   Corporate Attributes

Stock Exchange Listing/Section	Tokyo Stock Exchange/1st Section
Fiscal-end of Year	March
Type of Business	Banking Business
Number of Employees (consolidated)	1,000 employees or more
Sales (consolidated)	10 billion yen or more and 100 billion yen or less
Parent Company	n/a
Number of Consolidated Subsidiaries	Less than 10 companies

4.   Other Special Conditions Which May Have an Important Influence on Corporate

Governance

[Establishment of Transaction Oversight Committee]

1. Sound operation of a bank is built on securing the independence of its operation. To ensure this sound and proper business operation, the Bank has specifically kept the independence of its banking business operations in mind. In particular, the Bank has established the Transaction Oversight Committee, which audits the transactions between the major shareholder companies as defined under the Banking Law (three major shareholder companies: LSF-TS Holdings SCA, LSF Tokyo Star Holdings SCA and Lone Star Global Holdings, Ltd.) and its subsidiaries or affiliates, and the Bank or its subsidiaries and affiliates. The Committee determines whether such transactions are appropriate taking into consideration the intent of the "arm's length rules" of the Banking Law, and takes any action necessary to supervise the Bank's operations in this regard. The Transaction Oversight Committee is composed of Directors who were not previously employees, directors, or officers of the major shareholder companies mentioned above and are not Executive Officers of the Bank.

2. The Board of Directors has established the "Rules of Transaction Oversight Committee" to allow for proper operation of the Transaction Oversight Committee.

3. The Transaction Oversight Committee audits transactions submitted to the Committee pursuant to the relevant rules and determines whether the transactions should be proposed as resolution agenda at the Board of Directors meeting. After due consideration, the Committee submits the Board of Directors the agenda regarding the transactions determined as subject to the Board of Directors resolution. If the transactions are determined not to be submitted as agenda at the Board of Directors meeting, depending on the importance of each such transaction, the Committee will report such transactions to the Board of Directors meeting, etc.

4. As stated above, the Transaction Oversight Committee contributes to securing proper business operations of the Bank as the core of the corporate structure responsible for observing the arm's length rules required by the Banking Law which are applicable to the transactions with the major shareholder companies mentioned above, taking into consideration that the Bank was inaugurated by shareholders engaging in business other than banking.

5. There were ten (10) cases in the Fiscal Year ending March 2002, seven (7) cases in the Fiscal Year ending March 2003, eight (8) cases in the Fiscal Year ending March 2004, two (2) cases in the Fiscal Year ending March 2005 and five (5) cases in the Fiscal Year ending March 2006, that were proposed as agenda to the Transaction Oversight Committee.

II. Current State of Management Control System regarding Management Decision-Making, Execution and Supervision and Other Corporate Governance System

1. Matters Concerning Corporate Organization and Control of Organization, etc.

Form of Organization	Committee-based Company

[Directors-related Matters]

Chairperson of Board of Directors	Chairman (excluding such person who is also the President)
Number of Directors	11 Directors

[Matters Concerning Outside Directors]

Number of Outside Directors	6 Outside Directors

Relationship with the Reporting Company (1)

Name	Attributes	Relationship with Bank (*1)								
		a	b	c	d	e	f	g	h	i
Takeo Shiina	from other company				○				○	
Ellis Short	from other company					○			○	
Jean-Claude Scraire	from other company					○			○	
Yasuyoshi Tsuji	from other company								○	
Koji Tajika	Certified Public Accountant				○				○	
Shiro Shida	Attorney-at-Law								○	

*1   items to show the relationship with the reporting company

a: originally from the parent company

b: originally from an affiliated company

c: major shareholder of the Bank

d: concurrently holds the office of outside director/corporate auditor of a company other than the reporting company

e: officer and director or executive officer, etc. of a company other than the reporting company

f: spouse or relative in the third degree or similar relations of the officer and director or executive officer, etc. of the reporting company or business companies that have specified relations to the reporting company as defined in the Enforcement Regulation of the

Corporation Law.

g: *receives remuneration or other monetary benefits, etc. as an officer or director of the reporting company's parent company or a subsidiary of the reporting company's parent company*

h: *executed an agreement on limitation of liability with the reporting company*

i: *any relationship other than the above*

Relationship with the Reporting Company (2)

Name	Supplementary Explanations of Competency	Reasons for Appointment as Outside Director
Takeo Shiina	-	To obtain valuable advice for the sound management of the Bank based on his broad experience and knowledge as President of IBM Japan, Ltd., etc.
Ellis Short	-	Recommended by Lone Star Fund, practically one of the major shareholders of the Bank.
Jean-Claude Scraire	-	To obtain valuable advice for the sound management of the Bank based on broad experience and knowledge from managing a bank in Canada.
Yasuyoshi Tsuji	-	To obtain valuable advice for the sound management of the Bank based on knowledge and experience acquired while serving as statutory auditor of the Bank before the Bank introduced the "Committee-based Company, etc." structure.
Koji Tajika	-	To obtain valuable advice for the sound management of the Bank based on knowledge and experience as a certified public accountant and the outside director of other companies.
Shiro Shida	-	To obtain valuable advice for the sound management of the Bank based on knowledge and experience as an attorney-at-law.

Matters Concerning Other Major Activities of Outside Directors

In addition to their activities on the Board of Directors, some of these Outside Directors hold additional posts as committee members of the Transaction Oversight Committee or the Compliance Committee, etc. In each Committee, they provide invaluable advice for proper

business management based on their knowledge and experience.

[Committees]

Composition of Members of Each Committee and Attributes of Chairperson of Each Committee

	Total Number of Committee Members	Full-Time Committee Members	Inside Directors	Outside Directors	Head of Committee (Chairperson)
Nominating Committee	3	1	1	2	Outside Director
Compensation Committee	3	1	1	2	Outside Director
Audit Committee	3	1	0	3	Outside Director

[Executive Officer-related Matters]

Number of Executive Officers	11 Executive Officers

Current Status of Additional Posts held by Executive Officers

Name	Representative Status	Whether or not serving concurrently as			Whether or not also serving as Employee
		Director	Nominating Committee	Compensation Committee	
Todd Budge	granted	Director	×	×	no
Robert M. Berardy	granted	Director	×	×	no
Masaru Irie	granted	Director	×	×	no
Shigeki Kinoshita	not granted	no	×	×	no
Makoto Mitsui	not granted	no	×	×	no
Yutaka Murayama	not granted	no	×	×	no
Yasushi Moriya	not granted	no	×	×	no
Kevin Hoffman-Smith	not granted	no	×	×	no
Takeshi Hirose	not granted	no	×	×	no
John D'Souza	not granted	no	×	×	no
David Stock	not granted	no	×	×	no

[Audit Structure]

Whether or not there are Directors or Employees who assist in the duties to be	Yes

performed by Audit Committee	

Matters Concerning Independence of the Relevant Directors and Employees From Executive Officers

The Bank has prescribed provisions for the Secretariat of the Audit Committee in the Audit Committee Rules and regulates matters concerning employees who should assist the Audit Committee members in performing their duties (secretariat staff). Pursuant to the Rules, the Board of Directors will appoint and dismiss the secretariat staff upon the consent of the Audit Committee, which allows for the independence of secretariat staff from the Executive Officers. At present the Audit Committee has one (1) Secretary General.

There are no Directors who are now assigned to assist the Audit Committee members in performing their duties.

Current State of Cooperation between Audit Committee and Accounts Auditor

1.   At the beginning of each fiscal year, the Audit Committee receives a report of the audit plan for the relevant fiscal year from the accounts auditor. The Audit Committee provides the accounts auditor with its comments to the report, and the accounts auditor incorporates such comments as appropriate into the auditing activities for the relevant fiscal year.

2.   The Audit Committee receives from the accounts auditor reports on audit results as well as investigation results regarding the condition of the internal controls of the Bank. The Secretariat of the Audit Committee and the accounts auditor hold timely correspondence and meetings with each other. The Audit Committee has made efforts for the proper sharing of information and mutual recognition regarding risk management and the condition of internal controls, etc, with the accounts auditor.

Current State of Cooperation between Audit Committee and Internal Audit Department

1.   The Internal Audit Department (The department in charge of the relevant duties in the Bank is the Internal Audit Team.) conducts investigations pursuant to the Policy on Internal Audit (The policy was established by the Board of Directors.). The Policy specifies the independence of the Internal Audit Department and the necessity of the prior consent of the Board of Directors regarding the appointment and dismissal of the team leader of the Internal Audit Team.

2.   The Internal Audit Team must draft audit plans for each fiscal year. When preparing the audit plan, the Internal Audit Team is required to consult with the Audit Committee in advance. This procedure enables audit plans to appropriately contain the Audit Committee's comments.

3.   The Internal Audit Team is obliged to report to the Audit Committee regularly the results of the internal audit, etc. and to submit internal audit reports to the Audit Committee

pursuant to the Policy on Internal Audit. At Audit Committee meetings, which are to be held monthly in principle, the results of individual internal audit are reported to the Internal Audit Team by the team leader. Upon receiving such reports, the Audit Committee expresses its opinions and/or requests regarding the current state and any improvements or recommendations, etc. of internal control. These are reflected in subsequent audit activities or follow-up procedures, etc. by the Internal Audit Team.

4. The Secretary General of the Audit Committee is involved in evaluating the results of the internal audit of the Bank's branches conducted by the Internal Audit Team. This procedure enables the Secretary General to share information and have mutual recognition with the Internal Audit Team regarding risk management and conditions of internal control, etc. and also promotes proper operation of the Audit Committee.

[Incentive-related Matters]

Current State of measures and policies for providing incentive to Directors and Executive Officers	Introduction of stock option plan

Supplementary Explanations

Under the resolutions of the Bank's Shareholders Meeting held on June 24, 2005, the Bank granted without charge the right to subscribe for new shares as a stock option to 74 persons, including four (4) Executive Officers of the Bank, on December 12, 2005. The Bank carried out this stock option plan, which is regarded as a long-term incentive compensation plan, in order to increase the motivation and moral of the Bank's officers and employees to contribute to the improvement of business performance of the Bank, retain competent personnel and promote a management policy which will emphasize the shareholders.

Those who were granted with stock options	Executive Officers and Employees of the Bank and Directors, Executive Officers and Statutory Auditors of Bank's Subsidiaries

Supplementary Explanations

n/a

[Compensation paid to Directors and Executive Officers]

Method of disclosure	To be disclosed on Financial Statement Report
Current status of disclosure of compensation of Directors	The total amount of compensation paid to Director is disclosed.
Current status of disclosure of compensation of Executive Officers	The total amount of compensation paid to Executive Officers is disclosed.

Supplementary Explanations

The amount of compensation paid to each director and officer is not disclosed. Compensation or other proprietary benefits paid as consideration for their services (compensation, etc.) for each director and officer is properly determined pursuant to the "Standard for Determining Director and Executive Officer Compensation" established by the Compensation Committee.

[System for Supporting Outside Directors]

1.   The Corporate Governance Team is responsible for supporting the Outside Directors.

2.   The Outside Directors are provided with materials for the Board of Directors meetings in advance and are ensured sufficient time to review the contents of the materials.

3.   Minutes of Board of Directors meetings are prepared by the Secretariat of the Board of Directors. The Outside Directors are requested to review the contents of the minutes prepared by the Secretariat so that the remarks by the Outside Directors are properly recorded in the minutes.

4.   Any questions and inquiries raised from the Outside Directors are responded to immediately.

2.   Matters Concerning Functions of Business Operations, Audit and Supervision, Appointment and Determination of Compensation, etc.

1.   Business Operations

(1)   The Bank has introduced the Committee-based Company system and the Executive Officers are responsible for the business operations of the Bank.

(2)   With respect to decision-making concerning the business operations of the Bank, certain issues reserved to the Board of Directors by laws and regulations and the Board of Directors Rules are decided by the Board of Directors. Other issues are decided by the Executive Officers (or the Representative Executive Officer) to the extent authorization is granted by the Board of Directors.

(3)   The Bank holds Executive Officers' Meetings which consist of all the Executive Officers. Even if a matter falls within the authority of the Executive Officers (or the Chief Executive Officer), an important matter is decided at the Executive Officers' Meeting. The Executive Officers' Meeting is held every week in principle. The Executive Officers' Meeting ensures swift decision-making and information sharing among the Executive Officers through reports submitted for the Executive Officer's Meetings, etc.

(4)   The Bank has the Human Resources Committee, the Compliance Committee, the ALM Committee, the Credit Risk Committee, the New Product Committee, the Operational Risk Management Committee and the Fund Strategy Committee under the

Executive Officers Committee. Each Committee conducts decision-making regarding the business operations which are assigned to each such Committee, pursuant to the relevant rules for each Committee and gives careful consideration on the important matters regarding human personnel and compliance of applicable laws and regulations, etc.

2.   Audit and Supervision

(1)   The Bank has introduced the Committee-based Company system and the Board of Directors is responsible for the supervision of the business operations of the Bank.

(2)   The Bank has three (3) Committees within the Board of Directors, which meet the requirements of the Committee-based Company. To be specific, the Compensation Committee and the Nominating Committee, which are composed of two (2) Outside Directors and one (1) Inside Director, respectively, and the Audit Committee, which is composed of three (3) Outside Directors, supervise the business operations of the Executive Officers by fulfilling their responsibilities.

(3)   The Audit Committee plays the central role in supervising business operations, and fulfills its responsibilities for auditing business operations in cooperation with the Internal Audit Department. The Audit Committee Meeting is to be held more than once every three months pursuant to the Audit Committee Rules. The Audit Committee has a Secretariat consisting of one (1) secretariat staff (Secretary General) who assists the Audit Committee in performing its duties. The appointment and dismissal of such secretariat staff is subject to the consent of the Audit Committee. The Audit Committee members and the Secretary General are required to participate in important meeting bodies, in order to facilitate the proper and efficient function of the Audit Committee (Please refer to "Audit Structure" of "II-1. Matters Concerning Corporate Organization and Control of Organization, etc.")

(4)   Given the Bank was established as an entrant from outside the bank industry, the Bank has established the Transaction Audit Committee aimed to maintain proper dealings with the major shareholders, etc. (Please refer to "I-4. Other Special Conditions Which May Have an Important Influence on Corporate Governance.")

(5)   The accounts auditor of the Bank is Ernst & Young ShinNihon and the audit is duly performed pursuant to laws and regulations, etc. The current information on the certified public accountants in charge is as follows.

(i)   The name of the certified public accountants that have rendered the audit services for the Bank (number of years of consecutive audit services):

Michiyoshi Sakamoto (5 years)

Sayaka Shimiura (1 year)

Ryuji Takagai (2 years)

(ii)   The number of staff assisting in accounting audit: 14 persons

Certified Public Accountants: 7 persons

Assistants to the Certified Public Accountants: 2 persons

Others: 5 persons

3.   Appointment and Determination of Compensation, etc.

(1)   The Directors are nominated by the Nominating Committee. The Nominating Committee selects competent candidates for Directors of the Bank with adequate qualification, experience and achievements, etc., determine the contents of the agenda for appointment and dismissal of the Directors through consultation among the Nominating Committee members, and submit such agenda to the shareholders' meetings.

(2)   The Executive Officers are appointed by the Board of Directors. The appointment of the Executive Officers is, in principle in the case of the Bank, made at a meeting of the Board of Directors which is held following the adjournment of shareholders' meeting. Executive Officers are selected by the resolution of the Board of Directors based on their qualification, experience and achievements and on whether they are appropriate for assuming the heavy responsibilities of operating a bank.

(3)   Compensation of officers is determined by the Compensation Committee. The fixed monetary compensation portion varies depending on: whether the services are provided on a full time basis or a part-time basis as to each Director; and whether he/she has representative authority, the extent of contribution to the Bank including performance and achievements, and market standards for the same industry, etc. as to each Executive Officer. In determining the variable monetary compensation portion, the business performance of the Bank, the extent of contribution to the Bank by each officer including performance and achievements, the market standards for the industry, and whether or not he/she has been granted shares or the right to subscribe for new shares of the Bank, etc. are taken into consideration. As to foreign full-time Directors or Executive Officers, the Bank takes into account living costs that they will bear in performing their duties for the Bank in Japan.

3. **Reasons for Adopting the Committee-based Company System**

The Bank was transformed into the Committee-based Company, etc. for the following reasons.

(i) Securing of transparency

To ensure more transparency of the Bank's operation, the function to supervising the business operations is assigned to the Board of Directors and the function to conduct business operations is assigned to the Executive Officers, both of which are performed by the Board of Directors in corporations with corporate auditors.

(ii) Prompt decision-making

For prompt decision-making, the function of business operations decisions other than basic policy decisions and supervision which are to be performed by the Board of Directors were, in principle, assigned to the Executive Officers or the Executive Officers' Meeting.

(iii) The realization of a management structure which meets global standards

To establish a financial institution which meets global standards, the western corporate governance structure which is easily understood by foreign institutional investors was introduced.

III. Current Implementation Status of Measures Regarding Shareholders and other Interested Parties.

1. Implementation Status of Measures Aiming to Vitalize the Shareholders' Meetings and to Facilitate Exercise of Voting Rights

	Supplementary Explanation
Early Dispatch of Convocation Notice of the Shareholders' Meeting	The Bank is preparing to dispatch convocation notice three days earlier then the date required by the Corporation Law.
To set a shareholders' meeting on a non-concentrated day	The Bank avoids the supposed concentrated day (when many companies in Japan simultaneously hold shareholders' meetings) to hold the shareholders' meeting.
Exercise of rights by electronic method	The Bank has decided to adopt an electronic service which enables shareholders to exercise their rights through PCs or mobile phones.
Other matter	The Bank is developing visualization of the business reports.

2. Activities Concerning IR

	Existence/ Non-existence of an explanation by the representative	Supplementary Explanation
Holding regular meetings for individual investors	No	The Bank has not held such meetings but, following the Bank's listing in October last year, is examining the possibility of holding such meetings.
Holding regular meetings for analysts and institutional investors	No	The Bank has not held such meetings but, following the Bank's listing in October last year, is examining the possibility of holding such meetings.
Holding regular meetings for foreign investors	No	The Bank has not held such meetings but, following the Bank's listing in October last year, is examining the possibility of holding such meetings.
Posting IR materials on the company's website	No	The Bank has posted presentation materials on the summary statement of its accounts, the quarterly overview, the accounting results and has posted press releases and other materials.
Establishing a department (person in charge) concerning IR	-	The Bank has established the IR Team as the department handling IR TEL: 03-3586-3111 (main number)

3. Implementation of Measures to Respect Stakeholders' Position

	Supplementary Explanation

Regulating via internal rules, etc. which provide for respect for stakeholders' positions	The Bank, in its business principles, promises the following to the four stakeholders:
	1. Commitment to shareholders: Requirements in business
	    The Bank will establish a sound and profitable structure and respond to shareholders mandate.
	2. Commitment to customers: Requirements as a service provider
	    The Bank sets services which establish close rapport with customers as the top priority and aims to obtain the confidence and

	support of customers.
	3. Commitment to employees: Requirements as a corporation
	The Bank will create a workplace where employees can have equal opportunities, be fairly evaluated and have job satisfaction.
	4. Contribution to society: Requirements as a bank
	The Bank contributes to local communities and advances along with the development of the local economy.
Implementation of environmental protection and CSR activities, etc.	The Bank has implemented the "Volunteer Mileage Program", promoting volunteer activities by employees. This program aims to deepen the relationships between employees, the Bank and the community and to recognize and appreciate an employee's volunteer activities. To achieve one of our visions, "a company loved by society", the Bank has tackled the issue with a slogan: "Let's start with something you can do".
Development of policies, etc. for providing information to stakeholders	The Bank has established rules on the Management of Information Required for the timely disclosure and has established basic policies on information disclosure as follows:
	1. The Bank shall observe the Securities and Exchange Law, other relevant laws and regulations and rules for listed companies provided by the Tokyo Stock Exchange.
	2. The Bank will constantly maintain and will not allow damage to one of our most important standards of value, "Integrity" (confidence from shareholders and investors, etc.)
	3. The Bank will construct effective communications and trusting relationships with shareholders and investors, etc. by voluntary and active transmission of the company information which may affect their investment decisions.

IV. Fundamental Policy and Implementation Status of the Internal Control System

The Corporation Law, implemented on May 1, 2006, requires the Board of Directors of Major Companies (*Daigaisha*) and Committee-based Companies to arrange for the "development of structures necessary for proper business operations of stock corporations", namely, to resolve matters necessary for the development of an Internal Control System.

Since the Bank has already shifted toward the "Committee-based Company, etc." system (the

system is now referred to as "Committee-based Company" in Corporation Law), the Bank has already adopted many steps necessary for the development of an Internal Control System as required by Corporation Law. The following outlines the Bank's "Fundamental Policy and Implementation Status of the Internal Control System," including requirements newly added by the Corporation Law.

In addition, the Bank has developed an Internal Control System reflecting the "Financial Inspection Manual" and the "Comprehensive Guidelines for Supervision of Small- and Medium-Sized and Regional Financial Institutions" issued by the FSA. (we have also referred to the "Comprehensive Guidelines for Supervision of Major Banks" in relation to the Committee-based Company system.)

1.   The Corporation Law in relation to Internal Control System

The Board of Directors of the Bank, as a Committee-based Company, is required to decide on (Article 416, Paragraph 2 of the Corporation Law) (i) matters necessary for the Audit Committee to perform its duties as provided by the Justice Ministry ordinance (Article 416, Paragraph 1, Item 1 B of the Corporation Law) and (ii) the development of systems to ensure the Executive Officers' compliance with applicable laws and the Articles of Incorporation in performing their services and systems necessary for ensuring proper business operations of stock corporation, as provided by the Justice Ministry ordinance (Article 416, Paragraph 1, Item 1 E of the Corporation Law, Article 112, Paragraphs 1 and 2 of the Enforcement Regulation of the Corporation Law)).

The reason such statutory obligations were prescribed is that an audit committee of a Committee-based Company is expected to conduct the audit systematically using the Internal Control System, as can be seen from the fact that a full-time audit committee member is not required and the audit committee members do not have the authority to conduct the investigation, etc. alone in Committee-based Companies (Article 405, etc. of the Corporation Law). Put simply, the Internal Control System is a necessary component of the Committee-based Company system.

The Bank has endeavored to develop an Internal Control System reflecting the principles of the Committee-based Company system and will endeavor to improve the Internal Control System, including regulations newly added by the Corporation Law.

The Board of Directors decides on basic policies concerning development of the Internal Control System and the (Representative) Executive Officers take charge of determining the detailed points of the Internal Control System in accordance with the said basic policies. The Board of Directors monitors the detailed development of the Internal Control System.

The following sets forth the summarized current state of the Bank regarding the above (i) and (ii).

2. Regarding "matters necessary for the Audit Committee to perform its duties, provided by the Justice Ministry ordinance"

(1)   As to matters necessary for the Audit Committee to perform its duties, provided by the Justice Ministry ordinance, Article 112, Paragraph 1, Item 1 through 4 of the Enforcement Regulation of the Corporation Law set forth the following:

Item 1:   Matters concerning Directors and employees whose duties include support to the operations of the Audit Committee

Item 2:   Matters concerning independence from the Executive Officers of the Directors and employees set forth in Item 1

Item 3:   Systems concerning the Executive Officers' and employees' reports to the Audit Committee and other reports to the Audit Committee

Item 4:   Other systems for ensuring effective audit by the Audit Committee

(2)   How the Bank has addressed Items 1 and 2: Matters regarding Items 1 and 2 are provided in the Audit Committee Rules established by the Board of Directors (the "Audit Committee Rules"). The Secretariat of the Audit Committee is established by assigning one full-time staff member (the Secretary General of the Audit Committee). Measures to ensure independence from the Executive Officers include the requirement of approval of the Audit Committee for appointment and replacement of the said full-time staff member.

In addition, a Director to support the operations of the Audit Committee may be appointed when necessary.

(3)   How the Bank has addressed Item 3: provisions concerning reports of the Executive Officers and employees are set forth in the Audit Committee Rules.   The Executive Officers' Rules also provide the obligation of the Executive Officer to report to the Audit Committee member in the event that the said Executive Officer discovers a fact which may cause material damage to the Bank.

(4)   How the Bank has addressed Item 4: The Audit Committee Rules provide that an Audit Committee member may give relevant instructions to the Chief of the Internal Audit Department based on the Audit Committee member's authority to conduct an investigation and to report under the Audit Committee Rules and that the Chief of the Internal Audit Department must give the Audit Committee a summary of the results of the internal audit and any important concerns which have come to his/her attention through the audit.   These provisions define the coordination with the Internal Audit Department.

3.   How the Bank has addressed "the development of systems necessary for ensuring the Executive Officers' compliance with applicable laws and the Articles of Incorporation in performing their services and systems necessary for ensuring proper business operations of stock corporation, as provided by the Justice Ministry ordinance".

(1)   As to matters necessary for ensuring proper business operations of stock corporation provided in the Justice Ministry ordinance, Item 1 through 5, Paragraph 2, Article 112 of the Enforcement Regulation of the Corporation Law set forth the following:

Item 1:   A system concerning the storage and management of information of the performance of duties of the Executive Officers

Item 2:   Rules and other systems concerning risk management

Item 3:   A system for ensuring Executive Officers efficient performance of duties

Item 4:   A system for ensuring employees' compliance with applicable laws and the Articles of Incorporation in performing their duties

Item 5:   A system for ensuring the proper business operations of the group consisting of the stock corporation and its parent companies and subsidiaries

(2)   As to development of systems necessary for ensuring the Executive Officers' compliance with applicable laws and the Articles of Incorporation in performing their services (Article 416, Paragraph 1, Item 1 E of the Corporation Law), the Rules of the Executive Officers adopted by the Board of Directors specifically state that the performance of duties of the Executive Officers shall be in accordance with applicable laws and regulations and the Articles of Incorporation and thereby requiring the Executive Officers to perform their duties properly. Whenever the Executive Officer approves a business operation matter, in principle, compliance review by the Compliance Team and legal review by the Legal Team are required (our outside counsel provides advice where appropriate). The Bank endeavors to ensure proper business operations through these two reviews.

(3)   How the Bank has addressed Item 1: the Rules of the Executive Officers sets forth a provision concerning the storage and management of information regarding the performance of duties of the Executive Officers and requires each of the Executive Officers to preserve, etc. such information. Approval rules of the Executive Officers, etc. adopted by the Executive Officers' Meeting sets forth the procedures for the Executive Officers' decision-making concerning the performance of duties and rules regarding the storage of documents.

(4)   How the Bank has addressed Item 2: Various risks are involved in banking business. By setting risk-related policies by the resolution of the Board of Directors, the

Bank defines the risks and provides the group or team in charge with measures to cope with these risks. Such policies include the basic policy on market risk, the basic policy on liquidity risk, the contingency plan basic policy, the basic policy on the management of operational risk, the basic policy on the management of system risk and credit policy. The Bank has also established the New Product Committee, the Credit Risk Committee, the Integrated Risk Management Team, etc, in response to various risks.

(5)   How the Bank has addressed Item 3: As the Executive Officers perform business operations in a Committee-based Company, it is very important to set a clear scope of business for the Executive Officers and develop clear instruction and supervision structures. The Bank clearly sets the authority, etc. of the Representative and Chief Executive Officer in the Rules of the Executive Officers and sets the authority and duties of each Executive Officer in the annexed table of the Rules of the Executive Officers, thereby aiming for the realization of efficient business operations.

Detailed duties are set forth in the Regulations concerning Organization and Functions adopted by the Executive Officers' Meeting for the smooth operation of the Bank's business by clearly setting the Bank's organization structure in relation to business operations and setting the duties that each Business/ Group/ Team is in charge of.

(6)   How the Bank has addressed Item 4: The Bank has established a system for ensuring employees' compliance with applicable laws and Articles of Incorporation in performing their duties, by having the Compliance Policy adopted by the Board of Directors as the core of such system. In addition the Bank has adopted the internal whistleblowing system, which will be used to strengthen the proper business operations.

(7)   How the Bank has addressed Item 5: The Board of Directors has established the "Basic Policy on Proper Business Operations of The Tokyo Star Bank Group Companies" as a basic policy necessary for ensuring proper business operations in group companies including the Bank, and have made clear the basic policy for maintaining, improving and appropriately implementing the Internal Control System in the group engaging in banking business. Given the Bank was established as an entrant from outside the bank industry, the Bank has established the Transaction Oversight Committee since the inauguration of the Bank, and has developed a checking system to make sure that transactions with major shareholder companies are not against the arm's length rules and do not cause damage to the Bank. Thus the Bank ensures fair dealings. (cf. I-4. "Other Special Conditions Which May Have an Important Influence on Corporate Governance).

Please see Frame Format (Reference Material)

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V. Other Matters

1. Matters regarding protection against corporate take-overs

Such matters have not been stipulated.

2. Other Matters regarding Corporate Governance, etc.

Reference Material: Frame Format



CORPORATE GOVERNANCE STRUCTURE

Note: Duties of each committee are provided in each committee rules

Human Resources Committee
Compliance Committee
ALM Committee
Credit Risk Committee
New Product Committee
Operational Risk Management Committee
Fund Strategy Committee

Executive Officers' Meeting (*1)

Transaction Oversight Committee

Appointment/Dismissal

Shareholders' Meeting

Board of Directors

Appointment/ Dismissal Supervision

Executive Officers
(11 officers including 3 Representative Executive Officers)

Perform operations

Appointment/ Dismissal

Compensation Committee

Nominating Committee

Audit Committee

Operational Audit

Cooperation

Accounts Auditor

Accounting Audit

Secretariat of Audit Committee

Internal Audit Team

Reference Material: Frame Format

Executive Officers	Responsibility
Todd Budge (Representative Executive Officer/President and Chief Executive Officer)	Human Resources Team
Robert M. Berardy (Representative Executive Officer; Chief Marketing Officer)	Retail Banking Business (Retail Products Group; Retail Sales Group; Virtual Banking Group) Marketing Team
Masaru Irie (Representative Executive Officer; Chief Administration Officer)	Corporate Administration Group
Shigeki Kinoshita	Credit-Risk Management Group
Makoto Mitsui	Virtual Banking Group
Yutaka Murayama (Chief Information Officer)	Information Technology Group
Yasushi Moriya	Corporate Finance Business (Corporate Finance Group)
Kevin Hoffman-Smith (Chief Financial Officer)	Finance Group
Takeshi Hirose	Operations Group
John D' Souza	Retail Products Group
David Stock	Retail Sales Group

* 1: Executive Officer's Meeting consists of all executive officers. The meeting decides on important matters regarding business operations.

For immediate Release

September 16, 2006.

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

Statement regarding Today's Media Report

Tokyo (Saturday, September 16, 2006) – Today, The Tokyo Star Bank, Limited ("Tokyo Star Bank") announced, in response to the media reports that, effective November 1, 2006, Tokyo Star Bank has decided to switch from free ATM to paid services, that it has not reached any such decision.